UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*
Anthracite Capital, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

Common Stock 037023108
(CUSIP Number)
James Allen
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037023108

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

RECP IV Cite CMBS Equity, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO - See Item 3
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		12,853,006
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		12,853,006
11	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

See Item 5
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 037023108

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

DLJ Real Estate Capital Partners IV, L.P
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO - See Item 3
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		12,853,006
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		12,853,006
11	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

See Item 5
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 037023108

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

DLJ Real Estate Capital IV, L.P
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO - See Item 3
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		12,853,006
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		12,853,006
11	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

See Item 5
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 037023108

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

DLJ Real Estate Capital IV, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO - See Item 3
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		12,853,006
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		12,853,006
11	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

See Item 5
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 037023108

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Credit Suisse
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO - See Item 3
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☒
6	Citizenship or Place of Organization

Switzerland
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		12,978,283
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		12,978,283
11	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

See Item 5
14	Type of Reporting Person (See Instructions)

BK, HC

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Anthracite Capital, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 40 East 52nd Street, New York, New York 10022.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by: (i) RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership (“RECP IV Cite CMBS”), (ii) DLJ Real Estate Capital Partners IV, L.P., a Delaware limited partnership (“RECP IV”), (iii) DLJ Real Estate Capital IV, L.P., a Delaware limited partnership (“REC IV”), (iv) DLJ Real Estate Capital IV, Inc., a Delaware corporation (“REC IV Inc.” and together with RECP IV Cite CMBS, RECP IV and REC IV, the “RECP Entities” ) and (v) Credit Suisse, a Swiss bank (the “Bank” and together with the RECP Entities, the “Reporting Persons”), on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Bank’s principal business and office in the United States and the RECP Entities’ principal business and office is Eleven Madison Avenue, New York, New York 10010.

RECP IV Cite CMBS made an investment in the Common Shares (as defined below) and the Series E Preferred Stock (as defined below). RECP IV is the sole member of RECP IV Cite CMBS Investors, L.L.C., a Delaware limited liability company (“RECP IV Cite CMBS GP”), which is the general partner of RECP IV Cite CMBS and makes all investment decisions on behalf of RECP IV Cite CMBS. RECP IV makes investments for long-term appreciation. REC IV is the general partner of RECP IV. REC IV exercises its investment acquisition and disposition power through an investment committee consisting of four members selected by REC IV. REC IV’s general partner is REC IV Inc. REC IV Inc. is a wholly-owned subsidiary of Credit Suisse Private Equity, Inc., a Delaware corporation (“CSPE Inc.”).

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc., a Delaware corporation and holding company (“CS Hldgs USA Inc.”). The address of CS Hldgs USA Inc.’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc., and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc., is Credit Suisse Group, a corporation formed under the laws of Switzerland (“CSG”).

CS Hldgs USA Inc. owns all of the voting stock of Credit Suisse (USA), Inc., a Delaware corporation and holding company (“CS USA Inc.”). CS USA Inc. owns all the voting stock of CSPE Inc. CS USA Inc. also is the sole member of Credit Suisse Securities (USA) LLC, a Delaware limited liability company and a registered broker-dealer (“CS Sec USA LLC”). CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc., CSPE Inc. and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, as the ultimate parent company of the Bank and CS Hldgs USA Inc., for purposes of the federal securities laws, may be deemed ultimately to control the Reporting Persons. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may be deemed to beneficially own the RECP Shares (as defined below). CSG, the Traditional AM Business and the Non-U.S. PB Business disclaim beneficial ownership of the RECP Shares.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Persons, RECP IV Cite CMBS GP, CS Hldgs USA Inc., CS USA Inc., CSPE Inc., CS Sec USA LLC are set forth on Schedules A-1 through A-7 attached hereto, each of which is incorporated by reference herein. RECP IV Cite CMBS is managed by its general partner, RECP IV Cite CMBS GP, and does not have any executive officers or directors. In addition, RECP IV is managed by its general partner REC IV which is managed by its general partner, REC IV Inc., neither RECP IV nor REC IV has any executive officers or directors.

Except as otherwise provided herein, during the past five years none of the Reporting Persons, CS Hldgs USA Inc., CS USA Inc., CSPE Inc. or CS Sec USA LLC, or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and the NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer recordkeeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•
CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•
CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•
CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, Financial Industry Regulatory Authority Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3. Source and Amount of Funds or Other Consideration

The partners of RECP IV Cite CMBS contributed $93,500,000 to fund the purchase of the Common Shares and the Series E Preferred Stock. Such contribution was funded through a loan made to RECP IV and RECP IV Co-Investors-A, L.P., a Delaware limited partnership (“RECP IV Co-Investors-A”), in the amount of $93,500,000 pursuant to that certain Revolving Credit Agreement dated as of February 4, 2008 by and among RECP IV and RECP IV Co-Investors-A, as borrowers, WestLB AG, New York Branch, as Administrative Agent, and the lenders party thereto. RECP IV and RECP IV Co-Investors-A expect to make calls for capital contributions from their respective partners and to use such capital contributions to repay the loan.

Item 4.  Purpose of Transaction

RECP IV Cite CMBS acquired the Common Shares and Series E Preferred Stock in the ordinary course of its business for general investment purposes.

In accordance with the terms of the securities purchase agreement by and between the Issuer and RECP IV Cite CMBS, dated April 4, 2008 (the “Purchase Agreement”), RECP IV Cite CMBS acquired from the Issuer 3,494,021 shares of Common Stock (the “Common Shares”), 23,375 shares of Series E-1 cumulative convertible redeemable preferred stock (the “Series E-1 Preferred Stock”), 23,375 shares of Series E-2 cumulative convertible redeemable preferred stock (the “Series E-2 Preferred Stock”) and 23,375 shares of Series E-3 cumulative convertible redeemable preferred stock (the “Series E-3 Preferred Stock,” and together with the Series E-1 Preferred Stock and the Series E-2 Preferred stock, the “Series E Preferred Stock”) of the Issuer.

In order to issue the Series E Preferred Stock the Issuer filed articles supplementary for each series of the Series E Preferred Stock (the “Series E Articles Supplementary”) with the State of Maryland on April 4, 2008. The Series E Articles Supplementary are incorporated herein by reference and attached hereto as Exhibits 99.2, 99.3 and 99.4.

Pursuant to the Series E Articles Supplementary, each share of Series E Preferred Stock is convertible, at the option of the holder at any time after the issuance of such share, into 133.46146 shares of common stock (equivalent to a conversion price of $7.49 per share of common stock), plus cash in lieu of fractional shares, subject to certain anti-dilution provisions.

In addition, each share of Series E Preferred Stock may at the Issuer’s option be converted into shares of Common Stock at the conversion price in effect at the time, upon the occurrence, at any time on or after April 4, 2013, if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day preceding the date on which the Issuer gives notice of mandatory conversion, the closing price of the Common Stock exceeds 140% of the then-applicable Conversion Price of the Series E Preferred Stock.

Pursuant to the Series E Articles Supplementary, the Series E-1 Preferred Stock is redeemable at the option of the holder on or after April 4, 2012 at a redemption price per share equal to the Liquidation Preference (as such term is defined therein) per share, plus all accumulated but unpaid dividends. On or after April 4, 2013 the Series E-2 Preferred Stock is redeemable at the option of the holder at a redemption price per share equal to the Liquidation Preference (as such term is defined therein) per share, plus all accumulated but unpaid dividends. If the holder of such Series E-1 or E-2 Preferred Stock exercises the option to redeem, in each case all shares of such series must be redeemed.

Pursuant to the Series E Articles Supplementary, upon the occurrence of a Change of Control (as such term is defined therein) of the Issuer, each holder has the right to require that Issuer, to the extent it may lawfully to do so, purchase for cash all of that holder’s shares of Series E Preferred Stock at a specific purchases price dependent on the number of years from which the Change in Control occurred relative to the issue date of the Series E Preferred Stock, plus an amount equal to all declared but unpaid dividends.

Pursuant to the Series E Articles Supplementary, the Issuer may not, at its option, redeem the Series E Preferred Stock before April 4, 2013 unless such redemption is done solely to preserve its status as a REIT. The Issuer may redeem the Series E Preferred Stock after April 4, 2013 in whole or in part for cash at a per share amount equal to the liquidation preference per share, plus an amount equal to all declared but unpaid dividends.

Pursuant to the Purchase Agreement and the Series E Articles Supplementary, the board of directors of the Issuer (the “Board of Directors”) increased the size of the Board of Directors from seven directors to eight, and elected Andrew P. Rifkin to the Board of Directors. In connection with the transaction and pursuant to the Series E Articles Supplementary, so long as more than 50.0% of the shares of the issued Series E Preferred Stock in the aggregate, have been continuously owned by RECP IV Cite CMBS, the holders of the Series E Preferred Stock have the right to elect one member of the Board of Directors at any annual or special meeting of the stockholders of the Issuer or by a written consent in lieu of a meeting undertaken by the holders of at least a majority of the outstanding shares of Series E Preferred Stock, in the aggregate.

In addition to the foregoing matters, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: (i) continued ownership of the Issuer’s equity currently beneficially owned by the Reporting Persons; (ii) acquiring additional interests in or disposing of some or all of its interests in the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) a sale or transfer of a material amount of assets of the Issuer and/or any of its affiliates; or (iv) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) and (b) RECP IV Cite CMBS through its ownership of the Series E Preferred Stock and Common Shares has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beneficially owns approximately 12,853,006 shares of Common Stock, (the “RECP Shares”). The RECP Shares represent approximately 16.6% of the outstanding Common Stock of the Issuer.

In addition to the RECP Shares, the Bank, through its direct and indirect subsidiaries, may be deemed for the purpose of Rule 13d-3 promulgated under the Exchange Act to beneficially own the following: (i) 19,600 shares of Common Stock held by Credit Suisse Capital LLC (the “CS Capital Shares”) and (ii) 105,677 shares of Common Stock held by CS Sec USA LLC (the “CS Sec Shares”) collectively with the CS Capital Shares, the “CS Shares”). The CS Shares together with the RECP Shares represent approximately 16.76% of the outstanding Common Stock of the Issuer.

As of April 4, 2008, except as set forth in this Item 5, none of RECP IV Cite CMBS, to the best knowledge of the Reporting Persons, any other person controlling RECP IV Cite CMBS, nor any persons named in Schedules A-1 through A-7 hereto owns beneficially any Common Stock.

Except as set forth in this Item 5, no person other than RECP IV Cite CMBS has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the RECP Shares. In addition, except as set forth in this Item 5, no person other than RECP IV Cite CMBS has the right to direct the vote of, the RECP Shares.

Except as set forth in this Item 5, no person other than Credit Suisse Capital LLC has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the CS Capital Shares. In addition, except as set forth in this Item 5, no person other than Credit Suisse Capital LLC has the right to direct the vote of, the CS Capital Shares.

Except as set forth in this Item 5, no person other than CS Sec USA LLC has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the CS Sec Shares. In addition, except as set forth in this Item 5, no person other than CS Sec USA LLC has the right to direct the vote of, the CS Sec Shares.

(c) Except as described above, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any person listed on Schedules A-1 through A-7 has engaged in any transaction during the past 60 days in the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference.

The Issuer and RECP IV Cite CMBS have entered into a resale registration rights agreement, dated April 4, 2008 (the “Registration Rights Agreement”), attached hereto as Exhibit 99.5 and incorporated herein by reference, which grants RECP IV Cite CMBS certain rights with respect to registration under the Securities Act of 1933, as amended (the “Act”). Under the terms of the Registration Rights Agreement, within sixty days of the date of the Registration Rights Agreement (April 4, 2008), the Issuer is obligated to file with the SEC a registration statement on Form S-3 covering the resale of all of the Transfer Restricted Securities. Transfer Restricted Securities are defined as (i) the Series E Preferred Stock, (ii) the Common Stock, (iii) shares of common stock issued or issuable to a holder of the Series E Preferred Stock by way of conversion of such holder’s Series E Preferred Stock in accordance with the Series E Articles Supplementary and (iv) any securities of the Issuer issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event.

RECP IV Cite CMBS generally does not have “piggy-back” rights, however, it may participate in certain registration statements filed by the Issuer in the event that a registration statement on Form S-3 as described in the preceding paragraph is not effective. All registration rights terminate after the earlier of (i) the date on which the Transfer Restricted Securities have been effectively registered under the Act and disposed of in accordance with a shelf registration statement, (ii) the date on which the Transfer Restricted Securities are eligible to be sold to the public without volume limitations pursuant to Rule 144 of the Act (or any other similar provision then in force) or may otherwise be freely traded, (iii) the date on which the Transfer Restricted Securities cease to be outstanding or (iv) the date on which the Transfer Restricted Securities have otherwise been transferred and a new share of Series E Preferred Stock or share of Common Stock not subject to transfer restrictions under the Act has been delivered by or on behalf of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer. A copy of each of the Purchase Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.1 and 99.5, respectively, and are incorporated herein by reference. The summaries of the terms of the Purchase Agreement, the Articles Supplementary and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to Exhibits 99.1 through 99.5, respectively.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008

Exhibit 99.2	Articles Supplementary 12% Series E-1 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.3	Articles Supplementary 12% Series E-2 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.4	Articles Supplementary 12% Series E-3 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.5	Resale Registration Rights Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008

Exhibit 99.6
Joint Filing Agreement by and among RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, DLJ Real Estate Capital Partners IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, Inc., a Delaware corporation, and Credit Suisse, a Swiss bank, dated April 14, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 14, 2008

RECP IV CITE CMBS EQUITY, L.P. By: RECP IV Cite CMBS Investors, L.L.C.

By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL PARTNERS IV, L.P. By: DLJ Real Estate Capital IV, L.P., its general partner By: DLJ Real Estate Capital IV, Inc., its general partner

By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL IV, L.P. By: DLJ Real Estate Capital IV, Inc., its general partner

By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL IV, INC.

By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

CREDIT SUISSE

By:	/s/ Ivy Dodes
Name: Ivy Dodes
Title: Managing Director

EXHIBIT INDEX

Exhibit 99.1	Securities Purchase Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008

Exhibit 99.2	Articles Supplementary 12% Series E-1 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.3	Articles Supplementary 12% Series E-2 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.4	Articles Supplementary 12% Series E-3 Cumulative Convertible Redeemable Preferred Stock

Exhibit 99.5	Resale Registration Rights Agreement by and between RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, and Anthracite Capital, Inc., a Maryland corporation, dated as of April 4, 2008

Exhibit 99.6
Joint Filing Agreement by and among RECP IV Cite CMBS Equity, L.P., a Delaware limited partnership, DLJ Real Estate Capital Partners IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, L.P., a Delaware limited partnership, DLJ Real Estate Capital IV, Inc., a Delaware corporation, and Credit Suisse, a Swiss bank, dated April 14, 2008

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF RECP IV CITE CMBS INVESTORS, L.L.C.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse. The business address of Credit Suisse is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Andrew Rifkin	Eleven Madison Avenue New York, NY 10010 USA	President	United States

James Allen	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice President	United States

Carmine Fanelle	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice President	United States

William Helm	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice President	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ REAL ESTATE CAPITAL IV, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse. The business address of Credit Suisse is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Andrew Rifkin	Eleven Madison Avenue New York, NY 10010 USA	Director Chairman and Chief Executive Officer	United States

George Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director Managing Director	United States

James Allen	Eleven Madison Avenue New York, NY 10010 USA	Director Chief Financial Officer	United States

Robert Cavanaugh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Ivy Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Carmine Fanelle	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

John Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Bryan Fletcher	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Edward Poletti	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Douglas Roseman	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Albert Scarola	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

William Spiro	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse. The business address of Credit Suisse is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
James L. Amine	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global Investment Banking department	United States

Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the and Investment Banking Division and Americas region of Credit Suisse	United States

Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking Division and Americas region of Credit Suisse	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member Executive Board of Credit Suisse Group and Credit Suisse	United States

Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Equity department	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Alternative Investments	United States

Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Investment Banking department	United States

John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director of Credit Suisse in the Group Executive Office and Chief of Staff to the Chief Executive Officer	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director of Credit Suisse and Chief Operating Officer for the Americas Region	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Michael Ryan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Keith Schappert	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	President and Chief Executive Officer	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	President and Chief Executive Officer and Board Member	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer Funds Management and Board Member	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Michael Ryan	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States